VF 6-5-03




03054347

CM

'ATES
ANGE COMMISSION
.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAY 28 2003
WASH. D.C. 155 SECTION

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SEC FILE NUMBER
8-17526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Counseling Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7818 Orland Avenue
(No. and Street)

Lubbock	Texas	79423
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. Ward, Jr. ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Consulting Corporation ______________________________, as of March 31 __________, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive V.P./CFO

Title



CAROLYN SEILER
MY COMMISSION EXPIRES
January 19, 2007

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL COUNSELING CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2003

FINANCIAL COUNSELING CORPORATION

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Counseling Corporation

We have audited the accompanying statement of financial condition of Financial Counseling Corporation, as of March 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Counseling Corporation as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
April 29, 2003

FINANCIAL COUNSELING CORPORATION
Statement of Financial Condition
March 31, 2003

ASSETS

Cash	$ 72,797
Receivable from brokers-dealers and clearing organizations	84,891
Other receivables	83,231
Securities owned, non-marketable	3,300
Security deposits	10,846
Property, equipment and leasehold improvements, at cost, less accumulated depreciation of $11,889	35,178
	$ 290,243

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 4,685
Accounts payable – Affiliate	74,769
SEP IRA payable	16,647
Commissions payable	49,845
	145,946
Stockholder's equity	
Common stock, 10,000 shares authorized with $1.00 par value, 1,000 shares issued and outstanding	1,000
Additional paid in capital	260,500
Retained earnings (deficit)	(117,203)
Total stockholder's equity	144,297
	$ 290,243

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Income
For the Year Ended March 31, 2003

Revenues	
Commissions	$ 437,656
Interest income	1,899
Other income	398,224
	837,779
Expenses	
Compensation and benefits	307,488
Commissions and clearance paid to all other brokers	319,839
Communications	81,298
Occupancy and equipment costs	148,255
Losses on error account and bad debts	5,127
Promotional costs	11,249
Regulatory fees and expenses	28,580
Other expenses	15,085
	916,921
Loss before income taxes	(79,142)
Provision for income taxes	-0-
Net loss	$ (79,142)

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2003

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at March 31, 2002	1,000	$ 1,000	$ 260,500	$ (38,061)	$ 223,439
Net loss				(79,142)	(79,142)
Balance at March 31, 2003	1,000	$ 1,000	$ 260,500	$ (117,203)	$ 144,297

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2003

Balance, at March 31, 2002	$ -0-
Increases	-0-
Decreases	-0-
Balance, at March 31, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2003

Cash flows from operating activities	
Net loss	$ (79,142)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	11,889
Loss on disposal of fixed assets	114
Change in current assets and liabilities:	
Increase in receivable from Parent	(84,891)
Increase in security deposits	(10,846)
Increase in other receivables	(83,231)
Increase in commissions payable	49,845
Decrease in accounts payable and accrued expenses	4,685
Increase in accounts payable – Affiliate	74,769
Increase in SEP IRA payable	16,647
Net cash provided (used) by operating activities	(100,161)
Cash flows from investing activities	
Purchase of property and equipment	(47,067)
Net cash provided (used) by investing activities	(47,067)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(147,228)
Cash at beginning of year	220,025
Cash at end of year	$ 72,797

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Notes to Financial Statements
March 31, 2003

Note 1 - Summary of Significant Accounting Policies

Financial Counseling Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The Company is a registered investment adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Advertising costs are expensed as incurred. Total advertising expense for the year ended March 31, 2003 was $1,390 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is recorded using an accelerated method over the estimated useful lives of the assets. Leasehold improvements are carried at cost. Amortization is recorded using the straight-line method over 39 years. Depreciation expense for the year ended March 31, 2003 was $11,889 and is reflected in occupancy and equipment costs.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on

Note 2 - Net Capital Requirements, continued

a daily basis. At March 31, 2003 the Company had net capital of approximately $50,010 and net capital requirements of $9,735. The Company's ratio of aggregate indebtedness to net capital was 3 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable shareholders to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year Ended March 31,	
2004	$ 5,593
2005	5,593
2006	5,593
	$ 16,779

Rental expense for the year ended March 31, 2003 was $40,920 and is reflected in occupancy and equipment costs.

Note 6 - Retirement Plan

The Company has a SAR-SEP pension plan for all employees who have completed one month of service and are at least eighteen years of age. Participants may contribute a portion of their compensation, up to 15%, to the plan. Company contributions are made at the discretion of management. No discretionary contributions were made by the Company during the year ended March 31, 2003.

Note 7 - Related Party Transactions

The Company is provided office space, payroll services, office facilities and administrative help from the Liberty Funds Group ("Affiliate"). The Company has a services agreement with Affiliate under which the Company reimburses for certain out of pocket costs. The following is a summary of the reimbursable out-of-pocket costs incurred by Affiliate for the year ended March 31, 2003:

Payroll related reimbursements	$ 325,825
Other expenses	46,839
Furniture, fixtures and leasehold improvements	34,497
	$ 407,161

The Company also earned $81,947 in consulting fees and $10,423 in rent reimbursements from Affiliate. The Company also has various selling agreements with Affiliate. The Company earned $-0- from the sale of various partnership interests for Affiliate.

Note 8 - Concentration Risk

At March 31, 2003, and at various other times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

March 31, 2003

Schedule I

FINANCIAL COUNSELING CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2003

COMPUTATION OF NET CAPITAL

Total Stockholder's equity qualified for net capital		$ 144,297
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		144,297
Deductions and/or charges		
Non-allowable assets:		
Securities owned, non-marketable	$ 3,300	
Security deposits	10,846	
Property and equipment	35,178	
Other receivables	44,963	(94,287)
Net capital before haircuts on securities positions		50,010
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 50,010

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 4,685	
Accounts payable – affiliate	74,769	
SEP IRA payable	16,647	
Commissions payable	49,845	
Total aggregate indebtedness		$ 145,946

Schedule I (continued)

FINANCIAL COUNSELING CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 9,735
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 9,735
Net capital in excess of required minimum	$ 40,275
Excess net capital at 1000%	$ 35,415
Ratio: Aggregate indebtedness to net capital	3 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per company's (unaudited) Focus report	$ 43,846
Decrease in non-allowable assets	888
Decrease in accounts payable and accrued expenses	5,276
Net capital per audited report	$ 50,010

Schedule II

FINANCIAL COUNSELING CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2003


Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Counseling Corporation

In planning and performing our audit of the financial statements and supplemental information of Financial Counseling Corporation (the "Company"), for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
April 29, 2003